Exhibit 4.8

26 April 2018

Strictly Private and Confidential	Gogarburn
Edinburgh EH12 1HQ

Patrick Flynn	Telephone: 0131 556 8555
Fax: 0131 626 3010
www.rbs.com

Dear Patrick

This letter sets out the terms of your appointment as a non-executive director of:

(1)         The Royal Bank of Scotland Group plc (company number SC045551) (“RBS Group”);

(2)         NatWest Holdings Limited (company number 10142224) (“NWH”);

(3)         National Westminster Bank Plc (company number 00929027) (“NatWest”);

(4)         Ulster Bank Limited (company number R0000733) (“UBL”); and

(5)         The Royal Bank of Scotland plc (company number SC083026) (“RBS”),

together the “Companies”, with effect from 1 June 2018.

With effect from 1 January 2019, following the implementation of new legislation to separate retail banking products and services from higher risk activities, NatWest Holdings Limited will become the intermediary holding company for the RBS Group’s ring fenced sub-group. NatWest, UBL and RBS will form part of that sub-group.

The creation of a ring fenced sub-group is subject to the Ring Fencing Transfer Scheme (“RFTS”) being approved by the Court of Session and to the associated restructuring of RBS Group and its subsidiaries (the “Group”). This letter assumes that the necessary transfers take place by 31 December 2018. Prior to that date, you will serve on the boards of NatWest, NWH, UBL and RBS which will be subject to ring-fencing legislation with effect from 1 January 2019. You will also serve on the board of the RBS Group.

It is agreed that this is a contract for services and not a contract of employment.

1. Appointment

Your appointment is subject to the articles of association of the Companies and may be terminated on the written notice of either you or the Companies as described below.

Continuation of your appointment is contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director. Your appointment is also subject to the Companies’ Board Appointment Policy, which states that Non-executive Directors are appointed for an initial term of three years (subject to annual re-election in line with the UK Corporate Governance Code). Your initial three-year term commences from the first election by shareholders at RBS Group AGM.

At the end of their initial three-year term, Non-executive Directors are subject to a formal assessment by the Group’s Nominations and Governance Committee. Such assessment will include detailed discussion on performance, time commitment and experience.

After such formal assessment, Non-executive Directors may then serve a second three-year term, provided they are happy to do so and if their performance has been satisfactory. A second formal review will then take place at the end of the second three-year term and a Non-executive

Director will either step down from the Boards or be re-appointed on a twelve-month term (subject to an overall maximum tenure of nine years).

2. Termination

Your appointment may be terminated by either you or the Companies giving written notice to the other, such notice to take immediate effect.

In the event that your re-election is not approved by shareholders, your appointment to all Companies will terminate automatically with immediate effect.

On termination of your appointment you shall, at the request of the Companies, resign as a director of the Companies.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Committee Memberships

You may be required to serve on one or more Board committees, the terms of which will be confirmed to you when determined. Membership of Board Committees will be set out in your role profile, as amended from time to time.

4. Time Commitment

You will devote such time as is necessary to fulfil your duties which include preparation for and attendance at the Board meetings of the Companies and committee meetings (as applicable), Annual General Meetings (as applicable) and any other General Meetings of the Companies and the annual Board strategy offsite.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

5. Role

Your principal responsibilities and duties are set out in your role profile, as amended from time to time.  A copy of your role profile as at 1 June 2018 is attached.

Non-executive Directors have the same legal responsibilities to the Companies as any other director and you should have particular regard to the duties set out in the Companies Act 2006 (the “2006 Act”).  This includes the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

“A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

(a)         the likely consequences of any decision in the long term,

(b)        the interests of the company’s employees,

(c)         the need to foster the company’s business relationships with suppliers, customers and others,

(d)        the impact of the company’s operations on the community and the environment,

(e)       the desirability of the company maintaining a reputation for high standards of business conduct, and

(f)           the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with relevant policies in internal control frameworks.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB

6. Regulatory Requirements

Under the Senior Managers’ Regime which was introduced to strengthen individual accountability in banking, certain non-executive director roles are classified as Senior Manager Functions and require prior regulatory approval. Other non-executive director positions must be notified to the regulator but do not require prior approval. Your role profile, as amended from time to time, will either (i) contain details of your Senior Manager Functions; or (ii) reflect your status as a Notified Non-executive Director.

It is a condition of your appointment that you comply with all applicable regulatory requirements including, but not limited to, complying with the PRA and FCA Conduct Rules as they apply from time to time.  Further details are available on request from the Chief Governance & Regulatory Officer and Board Counsel.

It is also a condition of your appointment that you remain fit and proper to perform the role of a non-executive director and any applicable Senior Manager Functions in line with the PRA and FCA’s regulatory requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the FCA and PRA.

7. Remuneration

As a non-executive director you will be paid a fee in accordance with the Directors’ Remuneration Policy approved by RBS Group’s shareholders from time to time.  The fee covers membership of the Boards of all five Companies (the “Boards”), plus the relevant fee(s) for any additional Committee membership(s) and/or chairmanship(s) you may assume.  Your remuneration will be reviewed annually and is disclosed in RBS Group’s Report and Accounts.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

8. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies and that you have disclosed all interests and, where applicable, declared any actual or potential conflicts of interest that are apparent at present.

The agreement of each Board must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Companies.  In particular, you must notify the Chief Governance & Regulatory Officer and Board Counsel as early as possible if you are contemplating any additional appointments.

Please note that there are regulatory limits imposed by the Capital Requirements Directive on the number of directorships you are able to hold. These limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your RBS roles. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship.  The regulator may, at its discretion, grant a waiver to enable one additional non-executive position to be held.  The Chief Governance & Regulatory Officer and Board Counsel monitors compliance with these regulatory limits and will be happy to discuss your own situation with you.

In the event that you become aware of any actual or potential conflicts of interest (including any relevant interests in transactions or arrangements), these should be disclosed to the Chief Governance & Regulatory Officer and Board Counsel immediately.  This is to enable such conflicts to be authorised or noted, as applicable, by the relevant Board in accordance with the 2006 Act.

Further details are set out in the Directors’ Conflicts of Interest Guidance, a copy of which is attached to this letter.

9. Confidentiality and return of and access to information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Boards.

You acknowledge the need to hold and retain the Companies’ information (in whatever format it is received) under appropriately secure conditions.

As a director, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

Upon termination of your appointment (for whatever reason), you shall deliver to the Companies all documents, records, papers or other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies, and you shall not retain any copies thereof.

Please contact the Chief Governance & Regulatory Officer and Board Counsel if you subsequently require access to information.  The Companies will seek to accommodate all reasonable requests for information, subject to any legal or regulatory obligations or restrictions that may prohibit them from doing so.

10. Review Process

Your performance as a non-executive director will be subject to review annually as part of the Board evaluation exercise, which reviews the performance of individual directors, each Board as a whole and its Committees.  If, in the interim, there are any matters that cause you concern about your role, you should discuss them with the Chairman as soon as is appropriate.

11. Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by you in the execution of your duties.

In addition, the Group has in place directors’ and officers’ liability insurance.  It is intended to maintain such cover for the full term of your appointment.

12. Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Chief Governance & Regulatory Officer and Board Counsel. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

13. Dealing in Securities / Investments

As a director, you are subject to the RBS Personal Account Dealing (‘PAD’) Policy and you cannot deal in RBS securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of RBS Group results) or at any time while you are in possession of ‘inside information’. RBS securities are broadly defined to include shares or debt instruments of an issuing entity, or derivatives or other financial instruments linked to any such shares or debts.

You and your ‘connected persons’ are also required to obtain permission before dealing on your ‘own account’ in RBS securities.  A copy of the PAD Policy has been provided to you along with further details of your obligations and the associated disclosure requirements.

14. Data Protection

The Companies will collect, hold and process various types of personal information about you in accordance with the Privacy Notice for Non-executive Directors, a copy of which is attached to this letter.

You shall at all times comply with the Company’s Privacy and Client Confidentiality policy, a copy of which is available on the intranet. The Company may change its policies at any time and will publish any changes on the intranet.

15. Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with the law of Scotland and your engagement shall be subject to the jurisdiction of the Scottish courts.

Please do not hesitate to contact me if you have any questions in relation to this letter.  This letter has been sent to you in duplicate.  Please sign and date both copies, retaining one copy for your records and returning the other to me at House G, RBS, PO Box 1000, Edinburgh, EH12 1HQ.

Yours sincerely

/s/ Aileen Taylor
Aileen Taylor
Chief Governance & Regulatory Officer and Board Counsel
For and on behalf of the Companies

/s/ Patrick Flynn
Patrick Flynn

Date:	26 April 2018

Enclosures:
Non-executive director role profile
Directors’ Conflicts of Interest Guidance
Privacy Notice